Zi Update on Ownership

CALGARY, AB, September 18, 2002 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today issued an update of the information it has recently received concerning the number of shares of the Company's stock held in one or more funds formerly managed by Lancer Management Group LLC and related parties.

Through various court proceedings, certain of the Lancer funds and management companies are in receivership or creditor protection. The court appointed receiver (and party in control with respect to the fund under creditor protection; collectively referred to herein as the Receiver) filed an initial report on September 8 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies have been identified in many of the funds' holdings and the Receiver therefore remains uncertain of the funds' ownership interest in many of those portfolio companies, which uncertainty the Company understands may include Zi.

The initial report also discloses that the Receiver may apply to the court for abatement of its obligation to make regulatory filings with the U.S. Securities and Exchange Commission or other appropriate agencies. The Company is treating the Receiver as the authoritative source for information and believes it has the best access to information that may become available so that it, as the representative of a Zi shareholder, can make definitive disclosure regarding its shareholdings in the Company. As of September 17, 2003 the Receiver was unable to provide the Company with information pertaining to the holdings of the funds. The Company has offered assistance to the Receiver including the provision of copies of its shareholder records.

At this time, the Company's information regarding its shareholders includes: on December 31, 2002 there were 225 registered shareholders which the Company's transfer agent has advised represents 13,000 beneficial owners of stock. As the Company reported in its Form 20F at December 31, 2002, there were 187 registered shareholders in the United States representing 24.8 million shares, or approximately 65 percent of the total number of shares outstanding. The remaining 38 registered shareholders at December 31, 2002 are elsewhere,

Intelligent Interface Solutions

primarily in Canada. In each of Canada and the United States one registered shareholder dominates the registered shareholder list. In Canada, CDS & Co. is the registered holder of 94 percent of the Canadian shares and, in the United States, Cede & Co. is the registered holder of 97 percent of the United States shares. CDS and Cede provide securities post-trade clearance, settlement, risk management and safekeeping services for securities holders. CDS and Cede report 155 accounts, which is reflective of the number of securities dealers holding positions in the Company on behalf of their individual clients.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

Intelligent Interface Solutions